UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM N-18F-1


                    NOTIFICATION OF ELECTION PURSUANT TO RULE
                                      18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.






                           FREMONT MUTUAL FUNDS, INC.
                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, on behalf of its Institutional U.S. Micro-Cap Fund (the "Fund"), hereby notifies the Securities and Exchange Commission that it elects to commit the Fund to pay in cash all redemptions by a shareholder of record of the Fund provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of San Francisco and the state of California on the 30th day of September, 1997.



                                               FREMONT MUTUAL FUNDS, INC.



                                               By: /s/ Michael H. Kosich
                                                        Michael H. Kosich

                                                        President
                                                          (Title)

Attest: /s/ Tina Thomas
           Tina Thomas

           Secretary
             (Title)